July 8, 2024

Michael Davidson
Chief Executive Officer
NewAmsterdam Pharma Co N.V.
20803 Biscayne Blvd, Suite #105
Aventura, FL 33180

       Re: NewAmsterdam Pharma Co N.V.
           Registration Statement on Form S-3
           Filed July 3, 2024
           File No. 333-280687
Dear Michael Davidson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Brian K. Rosenzweig